lEGAL PROCEEDINGS  EX-99.77E

A. Pursuant to an examination of the Fund by the Securities and Exchange Commission ("SEC"), the SEC issued a letter in September, 1999 to the Fund identifying various deficiencies and violations of rules and regulations. The Fund reviewed the asserted deficiencies and violations and filed its response with the SEC. The Fund's management does not believe that the outcome of these matters will have a material impact on the Fund's financial condition or operations. However, the ultimate outcome of these matters is not determinable at this time.

The Securities and Exchange Commission("SEC") has filed an administrative action against the Fund's President as a result of certain activity conducted by him in his personal accounts during 1994. At the present time, it is not know what impact or consequences this action or unfavorable outcome to this action might have on the future operations or management of the Fund.

B. The Fund has received a notice of a claim from the Rockies Fund, Inc. arising out of its' ownership of shares of Alta California Broadcasting, our majority owned subsidiary. We are in the process of negotiating a resolution of those claims.